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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LeapFrog Enterprises, Inc.
(Name of Issuer)
CLASS A COMMON STOCK, $.0001 PAR VALUE
(Title of Class of Securities)
52186N 10 6
(CUSIP Number)
September 7, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	52186N 10 6	Page	2	of	22	Pages

1	NAMES OF REPORTING PERSONS: ET HOLDINGS, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,347,795(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

4,347,795(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,347,795(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1) Includes an aggregate of 4,347,795 shares of Class A Common Stock that are issuable upon conversion of 4,347,795 shares of Class B Common Stock held by the reporting persons.
(2) Based on 34,769,978 shares of Class A Common Stock of LeapFrog Enterprises, Inc. outstanding as of October 31, 2005, as reported by LeapFrog Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005. Also based on 4,347,795 shares of Class B Common Stock held by the reporting persons as of April 11, 2005, as reported by LeapFrog Enterprises, Inc. in its Definitive Proxy Statement filed with the SEC on April 22, 2005.

CUSIP No.	52186N 10 6	Page	3	of	22	Pages

1	NAMES OF REPORTING PERSONS: HAMPSTEAD ASSOCIATES, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,347,795(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

4,347,795(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,347,795(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1) Includes an aggregate of 4,347,795 shares of Class A Common Stock that are issuable upon conversion of 4,347,795 shares of Class B Common Stock held by the reporting persons.
(2) Based on 34,769,978 shares of Class A Common Stock of LeapFrog Enterprises, Inc. outstanding as of October 31, 2005, as reported by LeapFrog Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005. Also based on 4,347,795 shares of Class B Common Stock held by the reporting persons as of April 11, 2005, as reported by LeapFrog Enterprises, Inc. in its Definitive Proxy Statement filed with the SEC on April 22, 2005.

CUSIP No.	52186N 10 6	Page	4	of	22	Pages

1	NAMES OF REPORTING PERSONS: RIDGEVIEW ASSOCIATES LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

CALIFORNIA

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,347,795(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

4,347,795(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,347,795(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1) Includes an aggregate of 4,347,795 shares of Class A Common Stock that are issuable upon conversion of 4,347,795 shares of Class B Common Stock held by the reporting persons.

(2) Based on 34,769,978 shares of Class A Common Stock of LeapFrog Enterprises, Inc. outstanding as of October 31, 2005, as reported by LeapFrog Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005. Also based on 4,347,795 shares of Class B Common Stock held by the reporting persons as of April 11, 2005, as reported by LeapFrog Enterprises, Inc. in its Definitive Proxy Statement filed with the SEC on April 22, 2005.

CUSIP No.	52186N 10 6	Page	5	of	22	Pages

1	NAMES OF REPORTING PERSONS: LUPINE LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

CALIFORNIA

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,347,795(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

4,347,795(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,347,795(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1) Includes an aggregate of 4,347,795 shares of Class A Common Stock that are issuable upon conversion of 4,347,795 shares of Class B Common Stock held by the reporting persons.
(2) Based on 34,769,978 shares of Class A Common Stock of LeapFrog Enterprises, Inc. outstanding as of October 31, 2005, as reported by LeapFrog Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005. Also based on 4,347,795 shares of Class B Common Stock held by the reporting persons as of April 11, 2005, as reported by LeapFrog Enterprises, Inc. in its Definitive Proxy Statement filed with the SEC on April 22, 2005.

CUSIP No.	52186N 10 6	Page	6	of	22	Pages

1	NAMES OF REPORTING PERSONS: RASPBERRY LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

CALIFORNIA

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,347,795(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

4,347,795(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,347,795(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1) Includes an aggregate of 4,347,795 shares of Class A Common Stock that are issuable upon conversion of 4,347,795 shares of Class B Common Stock held by the reporting persons.
(2) Based on 34,769,978 shares of Class A Common Stock of LeapFrog Enterprises, Inc. outstanding as of October 31, 2005, as reported by LeapFrog Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005. Also based on 4,347,795 shares of Class B Common Stock held by the reporting persons as of April 11, 2005, as reported by LeapFrog Enterprises, Inc. in its Definitive Proxy Statement filed with the SEC on April 22, 2005.

CUSIP No.	52186N 10 6	Page	7	of	22	Pages

1	NAMES OF REPORTING PERSONS: MICHAEL R. MILKEN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		6,641,726(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,347,755(2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,641,726(1)

WITH:	8	SHARED DISPOSITIVE POWER:

4,347,755(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,989,481(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

24.8%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Includes an aggregate of (a) 1,601,789 shares of Class A Common Stock and (b) 5,039,937 shares of Class A Common Stock that are issuable upon conversion of 5,039,937 shares of Class B Common Stock held by the reporting persons.
(2) Includes an aggregate of 4,347,755 shares of Class A Common Stock that are issuable upon conversion of 4,347,755 shares of Class B Common Stock held by the reporting persons.
(3) Includes an aggregate of (a) 1,601,789 shares of Class A Common Stock and (b) 9,387,692 shares of Class A Common Stock that are issuable upon conversion of 9,387,692 shares of Class B Common Stock held by the reporting persons.
(4) Based on 34,769,978 shares of Class A Common Stock of LeapFrog Enterprises, Inc. outstanding as of October 31, 2005, as reported by LeapFrog Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005. Also based on 9,387,692 shares of Class B Common Stock held by the reporting person as of April 11, 2005, as reported by LeapFrog Enterprises, Inc. in its Definitive Proxy Statement filed with the SEC on April 22, 2005.

CUSIP No.	52186N 10 6	Page	8	of	22	Pages

1	NAMES OF REPORTING PERSONS: LOWELL J. MILKEN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		2,051,601(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,347,755(2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,051,601(1)

WITH:	8	SHARED DISPOSITIVE POWER:

4,347,755(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,399,356(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

16.4%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Includes an aggregate of (a) 458,931 shares of Class A Common Stock and (b) 1,592,670 shares of Class A Common Stock that are issuable upon conversion of 1,592,670 shares of Class B Common Stock held by the reporting persons.
(2) Includes an aggregate of 4,347,755 shares of Class A Common Stock that are issuable upon conversion of 4,347,755 shares of Class B Common Stock held by the reporting persons.
(3) Includes an aggregate of (a) 458,931 shares of Class A Common Stock and (b) 5,940,425 shares of Class A Common Stock that are issuable upon conversion of 5,940,425 shares of Class B Common Stock held by the reporting persons.
(4) Based on 34,769,978 shares of Class A Common Stock of LeapFrog Enterprises, Inc. outstanding as of October 31, 2005, as reported by LeapFrog Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005. Also based on 5,940,425 shares of Class B Common Stock held by the reporting person as of April 11, 2005, as reported by LeapFrog Enterprises, Inc. in its Definitive Proxy Statement filed with the SEC on April 22, 2005.

Introductory Note: This statement on Schedule 13G is filed jointly by the undersigned Reporting Persons (as defined in Item 2(a) below), and entirely supersedes, amends and restates as to each of such Reporting Persons the previous statement on Schedule 13G, originally filed on February 14, 2003, and amended by Amendment 1 thereto filed on February 17, 2004 (the “Original 13G”) that had been jointly filed by the Reporting Persons and certain other parties as listed and described therein. To the extent the Original 13G indicated or affirmed the existence of a “group,” the Reporting Persons hereby disclaim their membership in any such group, other than in a group consisting of the Reporting Persons as joint filers.

Item 1(a).	Name of Issuer: LeapFrog Enterprises, Inc.

Item 1(b).	Address of Issuer’s Principal Executive offices: 6401 Hollis Street, Suite 150 Emeryville, CA 94608

Item 2(a).	Name of Person Filing:
          This statement is being filed jointly by: ET Holdings, L.L.C., a Delaware limited liability company (“ET Holdings”), Hampstead Associates, L.L.C., a Delaware limited liability company (“Hampstead”), Ridgeview Associates LLC, a California limited liability company (“Ridgeview”), Lupine LLC, a California limited liability company (“Lupine”), Raspberry LLC, a California limited liability company (“Raspberry”), Michael R. Milken, an individual and U.S. citizen, and Lowell J. Milken, an individual and U.S. citizen (collectively, the “Reporting Persons”). This Schedule 13G relates solely to, and is being filed for, the investment by ET Holdings, Hampstead, Ridgeview, Lupine, Raspberry, Michael R. Milken and Lowell J. Milken. This Statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by ET Holdings, Hampstead, Ridgeview, Lupine, Raspberry, Michael R. Milken and Lowell J. Milken.

Item 2(b).	Address of Principal Business Office:
          The address of the Reporting Persons is 1250 Fourth Street, Santa Monica, California 90401.

Item 2(c).	Citizenship:
          Each of Michael R. Milken and Lowell J. Milken is a citizen of the United States of America. Each of ET Holdings and Hampstead is an entity organized under the laws of Delaware. Each of Ridgeview, Lupine and Raspberry is an entity organized under the laws of California.
See Attachment A

Item 2(d).	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number: 52186N 10 6

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.☐

Item 4.	Ownership
I.	ET Holdings, L.L.C., Hampstead Associates, L.L.C., Ridgeview Associates LLC, Lupine LLC and Raspberry LLC
(a)	Amount Beneficially Owned: 4,347,795 shares

(b)	Percent of Class: 11.1%

(c)	Number of Shares as to which such person has:
(i)	sole power to vote or to direct the vote:

(ii)	shared power to vote or to direct the vote: 4,347,795

(iii)	sole power to dispose or to direct the disposition of:

(iv)	shared power to dispose or to direct the disposition of: 4,347,795
II.	Michael R. Milken
(a)	Amount Beneficially Owned: 10,989,481 shares

(b)	Percent of Class: 25.1%

(c)	Number of Shares as to which such person has:
(i)	sole power to vote or to direct the vote: 6,641,726

(ii)	shared power to vote or to direct the vote: 4,347,755

(iii)	sole power to dispose or to direct the disposition of: 6,641,726

(iv)	shared power to dispose or to direct the disposition of: 4,347,755
III.	Lowell J. Milken
(d)	Amount Beneficially Owned: 6,399,356 shares

(e)	Percent of Class: 16.4%

(f)	Number of Shares as to which such person has:
(i)	sole power to vote or to direct the vote: 2,051,601

(ii)	shared power to vote or to direct the vote: 4,347,755

(iii)	sole power to dispose or to direct the disposition of: 2,051,601

(iv)	shared power to dispose or to direct the disposition of: 4,347,755

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group:

          Reference is made to the previous statement on Schedule 13G, originally filed on February 14, 2003, and amended by Amendment 1 thereto filed on February 17, 2004 (the “Original 13G”). The Original 13G was jointly filed by the Reporting Persons and Mollusk Holdings, LLC, a California limited liability company (“Mollusk”), Cephalopod Corporation, a California corporation (“Cephalopod”), Lawrence Investments, LLC, a California limited liability company (“Lawrence”), and Lawrence J. Ellison, an individual and U.S. citizen (“Ellison”). On September 7, 2005, part of the group dissolved and Mollusk, Cephalopod, Lawrence and Ellison were no longer members of the group. As a result, Mollusk, Cephalopod, Lawrence and Ellison are no longer covered by this Amendment 2 to Schedule 13G, which now consists solely of the Reporting Persons. All further filings with respect to transactions in the security reported on in this statement will be filed, if required, by the Reporting Persons as the continuing group.

Item 10.	Certification:

Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ET Holdings, L.L.C., a Delaware limited liability company

/s/ Michael R. Milken
By:	Michael R. Milken
Its:	Manager
February 14, 2006

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hampstead Associates, L.L.C., a Delaware limited liability company

By:	Ridgeview Associates LLC, a California limited liability company
Its:	Manager
/s/ Michael R. Milken
	By:	Michael R. Milken
	Its:	Manager
February 14, 2006

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ridgeview Associates LLC, a California limited liability company

/s/ Michael R. Milken
By:	Michael R. Milken
Its:	Manager
February 14, 2006

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lupine LLC, a California limited liability company

/s/ Stanley E. Maron
By:	Stanley E. Maron
Its:	Manager
February 14, 2006

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Raspberry LLC, a California limited liability company

/s/ Michael R. Milken
By:	Michael R. Milken
Its:	Manager
February 14, 2006

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael R. Milken Michael R. Milken, an individual February 14, 2006

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lowell J. Milken Lowell J. Milken, an individual February 14, 2006

EXHIBITS
99.1 Joint Filing Agreement